


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02003873

12.00

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC FILE NUMBER
8-53655

3/6/02

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ronin Capital, L.L.C.

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 South LaSalle Street, #688
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phil Pliskin — (312) 294-2227
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

ion from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

VP 3-19-02

OATH OR AFFIRMATION

I, Phil Pliskin, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of Ronin Capital, L.L.C. (the Company) as of December 31, 2001, are true and correct. I further affirm that neither the Company, nor any Member, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Phil Pliskin
Chief Financial Officer

OFFICIAL SEAL
KATHLEEN M PALENIK
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:01/08/05

Notary Public

This report contains (check all applicable boxes):

(x) (a) Facing Page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Income
(x) (d) Statement of Changes in Members' Equity
(x) (e) Statement of Cash Flows
( ) (f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

(x) (g) Computation of Net Capital
(x) (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
(x) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x) (l) An Oath or Affirmation
(x) (m) Independent Auditors' Supplemental Report on Internal Control

Statement of Financial Condition

Ronin Capital, L.L.C.

December 31, 2001
with Report of Independent Auditors

0112-0255106_Con

Ronin Capital, L.L.C.

Statement of Financial Condition

December 31, 2001

Contents

0112-0255106_Con



■ Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

■ Phone: (312) 879-2000
www.ey.com

Report of Independent Auditors

The Members
Ronin Capital, L.L.C.

We have audited the accompanying statement of financial condition of Ronin Capital, L.L.C. as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ronin Capital, L.L.C. at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Chicago, Illinois
February 15, 2002

Ronin Capital, L.L.C.

Statement of Financial Condition

December 31, 2001

Assets	
Securities owned	$ 5,643,406,479
Securities purchased under agreements to resell	6,927,399,953
Derivative contracts	310,778,566
Interest receivable	115,762,719
Receivable from clearing brokers	59,003,728
Investments in broker-dealers	5,747,626
Other assets	3,396,700
Total assets	$13,065,495,771
Liabilities and members' equity	
Short-term borrowings	$ 1,303,700
Securities sold, not yet purchased	6,465,197,388
Securities sold under agreements to repurchase	5,871,433,243
Derivative contracts	195,928,604
Interest payable	96,996,162
Payable to clearing brokers	293,774,539
Accounts payable and accrued liabilities	23,467,688
Total liabilities	12,948,101,324
Members' equity	117,394,447
Total liabilities and members' equity	$13,065,495,771

See accompanying notes.

1. Organization and Significant Accounting Policies

Nature of Operations

Ronin Capital, L.L.C. (a Delaware limited liability company) (the Company) is a proprietary trading firm, buying, selling, and dealing as principal in fixed income securities, equity securities, and derivative financial instruments for its own account. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Chicago Board Options Exchange. The Company assumed this broker-dealer registration from a related entity, John S. Stafford, Jr., a sole proprietorship, on December 1, 2001.

The Company was formed on October 22, 2001, and commenced operations on December 1, 2001. The limited liability company operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2090. The Company was initially capitalized through a contribution of net assets from certain of its Members (see Note 6).

Securities Owned and Securities Sold, Not Yet Purchased

Securities transactions are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are recorded at market value based on quoted market prices. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the securities at a future date at then-prevailing prices that may differ from the market values reflected in the statement of financial condition.

Securities Purchased Under Agreements to Resell or Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or reacquired, plus accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

1. Organization and Significant Accounting Policies (continued)

In the normal course of business, the Company obtains securities under resale agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2001, the Company obtained approximately $6.9 billion of securities on such terms, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities, or to satisfy its commitments under proprietary short sales.

Resale and repurchase activities are generally transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held. The counterparty to all resale and repurchase transactions at December 31, 2001, is a major financial institution.

Derivative Contracts

Derivative contracts include options, futures, and options on futures contracts and are recorded at market value. Market values are based on quoted market prices. Unrealized gains or losses related to futures transactions are recorded in receivable from/payable to clearing brokers in the statement of financial condition, netted by clearing broker.

Receivable From and Payable to Clearing Brokers

Receivables and payables relating to trades pending settlement are netted in receivable from and payables to clearing brokers in the statement of financial condition.

Investments in Broker-Dealers

Investments in broker-dealers consist of investments in registered broker-dealers trading securities and derivative financial instruments for their own account. These investments are carried at the Company's equity interest in each entity. The Company and its Members are contingently liable for the transactions of these broker-dealers in which the Company has an investment.

Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments and are either already reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate fair values.

1. Organization and Significant Accounting Policies (continued)

Income Taxes

The Company is taxed as a partnership under the provisions of the Internal Revenue Code, and accordingly, is not subject to federal and state income taxes. Instead, Members are liable for federal and state income taxes on their respective share of the taxable income of the Company.

Use of Estimates

The preparation of the statement of financial condition, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

2. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased at December 31, 2001, consisted of the following:

	Securities Owned	Securities Sold, Not Yet Purchased
U.S. government securities	$5,299,139,050	$6,260,679,409
Equity securities	342,007,988	204,517,979
Convertible securities	2,259,441	–
	$5,643,406,479	$6,465,197,388

All securities owned are pledged to either repurchase counterparties or the clearing brokers on terms, which permit those parties to sell or repledge the securities subject to certain limitations.

3. Derivative Financial Instruments

The fair value of derivative contracts at December 31, 2001, consisted of the following:

	Assets	Liabilities
Options	$152,744,142	$171,928,878
Options on futures contracts	158,034,424	23,999,726
	$310,778,566	$195,928,604

Net unrealized gains related to futures transactions of $25,096,284 was recorded in receivable from clearing brokers, and net unrealized loss of $169,798,310 was recorded in payable to clearing brokers in the statement of financial condition at December 31, 2001, netted by clearing broker.

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company uses derivative financial instruments as part of its trading activities. These financial instruments, which generally include exchange-traded options, options on futures, and futures contracts, expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the statement of financial condition.

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions, and accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company limits credit risk by executing futures and options transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements.

4. Agreements With Clearing Brokers

The Company conducts business with several clearing brokers for its trading activities. The clearing and depository operations of the Company's trading activities are performed by these brokers pursuant to agreements. The Company monitors the credit standing of these brokers on an ongoing basis. Substantially, all assets and liabilities of the Company reflected on the statement of financial condition are positions with and amounts receivable from or payable from one of these brokers.

5. Short-term Borrowings

The Company has a revolving credit facility with an affiliate of one of its clearing brokers and the amount extended is limited to the amount of net liquidating value in each trading account carried at the clearing broker. The facility does not have an expiration date. Interest on overnight borrowings accrues at the prime rate, plus 2%. At December 31, 2001, the Company had drawn $1,303,700 on this revolving credit facility.

6. Related Party Transactions

During December 2001, the Company participated in a reorganization with other affiliated entities. The purpose of this reorganization was to separate the equities option market-making and execution businesses from other trading activities performed by these entities. As part of this reorganization, the Company received contributions of assets of approximately $14.093 billion and assumed liabilities of approximately $13.966 billion from certain of its Members. This contribution of net assets principally included securities owned, securities sold, not yet purchased, securities purchased under agreements to resell, and securities sold under agreements to repurchase at market value and related due from/to clearing brokers on the date of transfer.

7. Net Capital Requirements

The Company is a broker-dealer subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act and has elected to compute its net capital requirements under the alternative method, as provided by the Rule. The Rule requires the maintenance of minimum net capital of $250,000. At December 31, 2001, the Company had net capital of $38,790,351, which was $38,540,351 in excess of its required net capital.

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.